UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File No. 0-53646

Eagleford Energy Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

TABLE OF CONTENTS

1. Material Change Report of Registrant as filed on SEDAR on December 10, 2013.

2. Press Release of Registrant dated December 9, 2013 as filed on SEDAR on December 10, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 10, 2013	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
	Name:	James Cassina
	Title:	President

ITEM 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Inc. (“Eagleford” or the "Company")

Suite 1505, 1 King Street West,

Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

December 3, 2013

Item 3.	News Release

Attached as Schedule “A” is a press release issued by the Company on December 9, 2013 and disseminated using a Canadian news wire service.

Item 4.	Summary of Material Change

The Company entered into a Joint Development Agreement with Stratex Oil and Gas Holdings, Inc., (“Stratex”) to facilitate the exploration and development of the oil and gas resources within and underlying the Matthews Lease, a 2629 acre tract of land in Zavala County, Texas.

Item 5.	Full Description of Material Change

The Company entered into a Joint Development Agreement with Stratex to facilitate the exploration and development of the oil and gas resources within and underlying the Matthews Lease, a 2629 acre tract of land in Zavala County, Texas.

In exchange for Stratex assuming responsibility to make all payments required to maintain the Matthews Lease in good standing and fracture completing the Matthews #1-H in 15 stages, (the “Initial Operation”), Stratex earns a 66.67% interest before pay out and 50% interest after pay out in the well. Thereafter Stratex and Eagleford Energy will each enjoy a 50% working interest in the Matthews Lease (excluding an 80 acre tract around the Matthews #3 wellbore which is being retained by Eagleford Energy) with Stratex as the operator. As consideration for the rights granted to the Stratex under the Joint Development Agreement, Stratex agreed to pay $300,000 as follows: (i) $150,000 was delivered on December 4, 2013 to the lessors under the Lease, on behalf of Zavala, (ii) $50,000 was delivered to Eagleford on December 4, 2013 and (iii) $100,000 will be delivered to Eagleford on or before December 31, 2013.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone: 416 364-4039
Facsimile: 416 364-8244

Item 9.	Date of Report

December 9, 2013

ITEM 2

Schedule “A”

For immediate release

Eagleford Energy Enters Into Joint Development Agreement

Toronto, December 9, 2013 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the "Company”), announces that together with its wholly owned subsidiary, Eagleford Energy, Zavala Inc., (“Eagleford Energy”) has entered into a Joint Development Agreement with Stratex Oil and Gas Holdings, Inc., (“Stratex”) (OTCBB: STTX) to facilitate the exploration and development of the oil and gas resources within and underlying the Matthews Lease, a 2629 acre tract of land in Zavala County, Texas.

In exchange for Stratex assuming responsibility to make all payments required to maintain the Matthews Lease in good standing and fracture completing the Matthews #1-H in 15 stages, (the “Initial Operation”), Stratex earns a 66.67% interest before pay out and 50% interest after pay out in the well. Thereafter Stratex and Eagleford Energy will each enjoy a 50% working interest in the Matthews Lease (excluding an 80 acre tract around the Matthews #3 wellbore which is being retained by Eagleford Energy) with Stratex as the operator. As consideration for the rights granted to the Stratex under the Joint Development Agreement, Stratex agreed to pay $300,000 as follows: (i) $150,000 was delivered on December 4, 2013 to the lessors under the Lease, on behalf of Zavala, (ii) $50,000 was delivered to Eagleford on December 4, 2013 and (iii) $100,000 will be delivered to Eagleford on or before December 31, 2013.

Stratex is an independent energy company focused on the exploration, acquisition, and production of oil and gas. Stratex's core operating areas are the Williston Basin in North Dakota and Montana, and the Denver-Julesburg Basin in Colorado. In the Williston Basin, Stratex focuses on oil production from multiple zones including the Bakken Shale and Three Forks Sanish Formations. In the Denver-Julesberg Basin Stratex focuses on the Niobrara and Codell Formations. Stratex engages geologists, petroleum engineers, and geophysicists with years of relevant industry experience in the basins where the Company operates. Stratex is in the process of concluding a detailed frac design and completion plan on the Matthews #1-H and Eagleford Energy looks forward to Stratex commencing the Initial Operation with the expectation that well will produce oil in paying quantities and drive cashflow for Eagleford Energy and Stratex. Following which further exploitation of the Matthews Lease with its multi-stacked formations is expected to roll out.

Eagleford Energy had previously drilled the Matthews #1-H and the Matthews #3. The Matthews #1-H was drilled to a total measured depth of 8,500 feet, of which over 5100 feet was vertical depth into the Buda formation, directly below the Eagle Ford shale. The well was whipstocked at the top of the Austin Chalk formation, found directly above the Eagle Ford formation, and drilled with an 800 foot curve into the Eagle Ford shale. Drilling continued horizontally such that the well bore was extended 3300 feet through the Eagle Ford formation. A shot point sleeve from Baker Hughes (NYSE: BHI) was installed to protect the well bore and facilitate a multi stage frac.

The Matthews #1-H was logged extensively and 36 sidewall cores were taken from 4 key formations in descending order, the San Miguel, the Austin Chalk, the Eagle Ford and the Buda. The logs were interpreted by Weatherford International Ltd. (NASDAQ: WFT) and the sidewall cores analyzed by Core Laboratories (NYSE: CLB) and Weatherford. Subsequently Ryder Scott Company, L.P. utilized this information among other data obtained to prepare an evaluation of the Contingent Resources associated with the Discovered Petroleum Initially-In-Place in the Eagleford Shale Formation underlying the Matthews Lease.

The Matthews #3 well was drilled into the San Miguel formation and a nitrified acid treatment was injected into the wellbore using a coil tubing unit to improve conductivity around the wellbore, increase productivity and satisfy a condition of the lease purchase agreement. The well produced heavy oil into tanks at surface until emulsion caused by the nitrogen and acid plugged the wellbore. It is planned to soon clean out the wellbore and resume production. Dawsey Operating, LLC reported that, “The data gathered from drilling this well and the completion results indicate enhanced recovery processes for this heavy oil can sustain production of the field. This new data also supports prior information about the oil in place and the ability to produce significant amounts of oil from the reservoir.”

For further information, please contact:

Eagleford Energy Inc.

Investor Relations

Telephone: 832 301 0519

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.